UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: May 22, 2019	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the ‘‘Company’’), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

(1)	RE-ELECTION OF DIRECTORS
(2)	PROPOSED GENERAL MANDATE TO ISSUE AND REPURCHASE SHARES

AND

(3)	NOTICE OF ANNUAL GENERAL MEETING

The notice convening an annual general meeting of the Company to be held at 5 Floor SO1 Building, 18 Zhangjiang Road, Pu Dong New Area, Shanghai, People’s Republic of China on  21 June 2019 at   1 : 30 p.m. is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the annual general meeting in accordance with the instructions printed thereon.

Whether you are able to attend the annual general meeting or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the annual general meeting in person. Only shareholders of record on 21 June 2019 are entitled to attend and vote at the annual general meeting.

* for identification purposes only

22 May 2019

CONTENTS

Page

DEFINITIONS ... ....... ........ ....... ....... ........ ....... ........ ....... .......1

LETTER FROM THE BOARD . ....... ....... ........ ....... ........ ....... .......3

APPENDIX I— DETAILS OF THE DIRECTORS PROPOSED TO BE

RE-ELECTED AT  THE ANNUAL GENERAL MEETING ...8

APPENDIX II — EXPLANATORY STATEMENT ON REPURCHASE

MANDATE16

NOTICE OF ANNUAL GENERAL MEETING20

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DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

‘‘ADS(s)’’	American depositary shares of the Company, each of which represents 5 Common Shares;

‘‘AGM’’	the annual general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, the PRC on Friday, 21 June 2019 at 1 : 30 p.m.;

‘‘Articles of Association’’

the Eleventh Amended and Restated Articles of Association of  the Company adopted by special resolution passed at the annual general meeting of the Company held on 2 June 2008;

‘‘associate(s)’’has the meaning as described to it in the Listing Rules; ‘‘Board’’the board of Directors;

‘‘Common Shares’’	the common shares of US$0.004 each in the share capital of the Company;

‘‘Company’’	Semiconductor Manufacturing International Corporation (中芯國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the main board of the Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.;

‘‘connected person(s)’’has the meaning ascribed to it under the Listing Rules;

‘‘controlling shareholder(s)’’

has the same meaning as ascribed to it under the Listing Rules;

‘‘Director(s)’’director(s) of the Company;

‘‘Group’’the Company and its subsidiaries;

‘‘HK$’’Hong Kong Dollars, the lawful currency of Hong Kong;

‘‘Hong Kong’’Hong Kong Special Administrative Region of the PRC;

‘‘Issue Mandate’’

a general and unconditional mandate proposed to be granted to  the Directors to exercise the power of the Company to, among other things, allot and issue Shares set out as resolution  numbered 4 in the notice of AGM at pages 20 to 25 of this circular;

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DEFINITIONS

*	for identification purposes only

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DEFINITIONS

‘‘Latest Practicable Date’’

16 May 2019, being the latest practicable date prior to the  printing of this circular for ascertaining certain information contained herein;

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘PRC’’	the People’s Republic of China (for the purpose of this circular excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);

‘‘Preferred Shares’’	preferred share(s) of US$0.004 each in the share capital of the Company;

‘‘Repurchase  Mandate’’  a  general and unconditional mandate proposed to be  granted to  the Directors to exercise the power of the  Company  to repurchase Shares set out as resolution numbered  5  in  the  notice of the AGM at pages 20 to 25 of this circular;

‘‘SFC’’the Securities and Futures Commission of Hong Kong;

‘‘SFO’’	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

‘‘Share(s)’’	share(s) of all classes in the capital of the Company (including but not limited to Common Shares and Preferred Shares);

‘‘Shareholder(s)’’the holder(s) of the Shares;

‘‘Stock Exchange’’The Stock Exchange of Hong Kong Limited;

‘‘substantial shareholder(s)’’

has the meaning ascribed to it under the Listing Rules;

‘‘Takeovers Code’’the Code on Takeovers and Mergers issued by the SFC;

‘‘US’’ or

‘‘United States’’

the United States of America;

‘‘US$’’, ‘‘USD’’ or

‘‘US Dollars’’

United States dollars, the lawful currency of the United States; and

‘‘%’’per cent.

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LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

Executive Directors:

Zhou Zixue (Chairman)

Zhao Haijun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors:

Chen Shanzhi Zhou Jie

Ren Kai Lu Jun

Tong Guohua

Independent non-executive Directors:

William Tudor Brown

Chiang Shang-Yi

Cong  Jingsheng Jason

Lau Lawrence Juen-Yee

Fan Ren Da Anthony

Registered Office:

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman, KY1-1111 Cayman Islands

Principal Place of Business: 18 Zhangjiang Road PuDong New Area Shanghai 201203

People’s Republic of China

22 May 2019

To the Shareholders

Dear Sir or Madam,

(1)	RE-ELECTION OF DIRECTORS
(2)	PROPOSED GENERAL MANDATE TO ISSUE AND REPURCHASE SHARES

AND

(3)	NOTICE OF ANNUAL GENERAL MEETING

*	for identification purposes only

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LETTER FROM THE BOARD

INTRODUCTION

The purpose of this circular is to provide you with information on the businesses to be transacted at the AGM in respect of, among other matters, (i) the re-election of  Directors  and (ii) the proposed grant to the Directors of the Issue Mandate and Repurchase Mandate.

I.	RE-ELECTION OF DIRECTORS

The Board currently consists of four Class I  Directors, namely Dr. Zhou Zixue, Dr.  Gao Yonggang, Mr. William Tudor Brown and Dr. Tong Guohua, five Class II Directors, namely, Dr. Chen Shanzhi, Mr. Lu  Jun, Dr. Zhao Haijun, Professor Lau Lawrence Juen-  Yee and Mr. Fan Ren Da Anthony and five Class III Directors, namely Mr. Zhou Jie, Mr. Ren Kai, Dr. Chiang Shang-Yi, Dr. Cong Jingsheng Jason and Dr. Liang Mong Song.

Five Class III Directors, namely, Mr. Zhou Jie, Mr. Ren Kai, Dr. Chiang Shang-Yi,    Dr. Cong Jingsheng Jason and Dr. Liang Mong Song, shall retire from office at the AGM pursuant to Article 90 of the Articles of Association. Each of Mr. Zhou Jie, Mr. Ren Kai,   Dr. Chiang Shang-Yi, Dr. Cong Jingsheng Jason and Dr. Liang Mong Song will, being eligible, offer himself for re-election as a Class III Director at the AGM. If re-elected at the AGM, each of them will hold office for a term ending on the earlier of (a) the end of three years after the date of re-election; or (b) the date of the 2022 annual general meeting of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules of stock exchange.

Two Class II Directors, Professor Lau Lawrence Juen-Yee and Mr. Fan Ren Da Anthony, whose initial appointment as a Director took effect on 22 June 2018, shall retire from office at the AGM pursuant to Article 126 of the Articles of Association. Each of Professor Lau Lawrence Juen-Yee and Mr. Fan Ren Da Anthony will, being eligible, offer himself for re-election as a Class II Director at the AGM. If re-elected at the AGM, he will hold office for a term ending on the earlier of (a) the end of three years after the date of re- election; or (b) the date of the 2021 annual general meeting of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules  of stock exchange.

Each of four independent non-executive Directors Dr. Chiang Shang-Yi, Dr. Cong Jingsheng Jason, Professor Lau Lawrence Juen-Yee and Mr. Fan Ren Da Anthony has provided an annual confirmation of independence to the Company, and confirmed that they have fully complied with each of the factors for assessing independence set out in Rule 3.13 of the Listing Rules. The independent non-executive Directors who will stand for re-election at the AGM, have provided valuable contributions to the Company and demonstrated their ability to exercise independence of judgement and provide a balanced and objective view in relation to the Company’s affairs which continue to be of significant benefit to the  Company. Mr. Fan Ren Da Anthony is holding eleven listed company directorships as independent non-executive directors. All of them are not involved in the day-to-day operations of the businesses. Mr. Fan had disclosed to the Company the number and nature  of offices held in public companies or organizations and  other  significant commitments each year with time involved. Mr. Fan is competent professional and good at time management who has sound knowledge and skills to effectively handle seventh or more

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LETTER FROM THE BOARD

positions. The Board considers Mr. Fan devotes sufficient time to  the Board. The  board  also believes that the re-election of the above four independent non-executive Directors to  be Directors of the Company can continuously enhance the level of management of the Company and keep the diversity of Board composition through leveraging  their  professional experience and knowledge, promote the objective decision-making of  the  Board and contribute to the full and impartial supervision of the management of the Company in accordance with the interests of the Company and the Shareholders as a whole.

Details of the above-mentioned retiring Directors proposed to be re-elected  at  the AGM are set out in Appendix I to this circular.

II.	GENERAL MANDATE TO ISSUE AND REPURCHASE SHARES

At the annual general meeting of the Company held on 22 June 2018, the Shareholders passed resolutions granting general mandates to the Directors to issue and purchase Shares. These general mandates will lapse upon the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates.  The relevant resolutions, in summary, are:

—

an ordinary resolution to give the Directors a  general and unconditional mandate  to allot, issue, grant, distribute and otherwise deal with additional Shares, not exceeding 20% of the number of issued shares of the Company as at the date of passing such resolution (as adjusted in accordance with such resolution), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in such resolution);

—

an ordinary resolution to give the Directors a  general and unconditional mandate  to exercise the powers of the Company to repurchase an amount of Shares, not exceeding 10% of the number of issued shares of the Company as at the date of passing such resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in such resolution); and

—

conditional on the passing of the resolutions to grant the Issue Mandate and the Repurchase Mandate in the preceding paragraphs, an ordinary resolution to authorize the Directors to exercise the powers of the Company to allot, issue,  grant, distribute and otherwise deal with additional Shares under the  Issue Mandate in respect of the total number of issued shares in the  Company  purchased by the Company.

As at the Latest Practicable Date, the total number of the Shares in issue was 5,050,042,891. Subject to the passing of resolution no. 4 in  relation to  the Issue Mandate and in accordance with the terms therein, the Company would be allowed to  issue  additional Shares of up to the aggregate amount of a maximum of 1,010,008,578 Shares, representing 20% of the existing number of issued shares of the Company, on the basis that no further Shares will be issued or repurchased prior to the date of the AGM.

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LETTER FROM THE BOARD

As at the Latest Practicable Date, a total of 716,575,964 Common Shares remained to be issued on exercise of the conversion rights under (i) US$450 million zero coupon convertible bonds due 2022 issued by the Company on 7 July 2016, which are convertible into 371,589,972 Common Shares upon full conversion at the initial conversion price of HK$9.250 per Common Share, (ii) US$65 million perpetual subordinated convertible securities issued by the Company on 14 December 2017, which are convertible into 39,688,654 Common Shares upon full conversion at the initial conversion price of HK$12.780 per Common Share, (iii) US$200 million perpetual subordinated convertible securities issued by the Company on 29 June 2018, which are convertible into 122,118,935 Common Shares upon full conversion at the initial conversion price of HK$12.780 per Common Share, (iv) US$300 million perpetual subordinated convertible securities issued by the Company on 29 August 2018, which are convertible into 183,178,403 Common Shares upon full conversion at the initial conversion price of HK$12.780 per Common Share. Save as disclosed above and in the 2018 annual report of the Company, there were no other outstanding options, warrants and other derivatives and there were no exercise of any outstanding options, warrants and other derivatives during the year ended 31 December 2018 and up to the Latest Practicable Date.

An explanatory statement providing the requisite information regarding the Repurchase Mandate is set out in Appendix II to this circular.

GENERAL

Your attention is drawn to the appendices to this circular.

The full text of the resolutions referred to above is set out in the notice of AGM, attached at pages 20 to 25 of this circular.

RECOMMENDATIONS

The Directors (including independent non-executive Directors) are of the opinion that the proposed resolutions set out in the notice of AGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors (save in respect of  any particular resolution relating to a  Director himself) recommend the Shareholders to   vote in favour of the proposed resolutions as set out in the notice of AGM.

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and  not  misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

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LETTER FROM THE BOARD

ANNUAL  GENERAL MEETING

The voting at the AGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

To the best knowledge, information and belief of the Directors, having made all reasonable enquiries, there is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon any Shareholders; and (ii) no obligation or entitlement of any Shareholder as at the Latest Practicable Date, whereby it/he has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its/his Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for the AGM is enclosed with this circular. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the AGM. The completion of a form of proxy will not preclude you from attending and voting at the AGM in person.

For determining the entitlement to attend and vote at the AGM, the  register  of  members of the Company will be closed from 18 June 2019 to 21 June 2019 (both days inclusive), during which period no transfer of shares in the Company will be registered. In order to qualify for attending and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4 : 30 p.m. on Monday, 17 June 2019. All persons who are registered holders of the Shares on 21 June 2019, the record date for the AGM, will be entitled to attend and vote at the AGM.

MISCELLANEOUS

This circular has been prepared in both English and Chinese. In the case of inconsistency, the English text of this circular shall prevail over the Chinese text.

Yours faithfully,

On behalf of the Board of Directors of

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

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APPENDIX I

DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

The following sets out the details of the Directors who  shall retire and,  being eligible,  offer themselves for re-election at the AGM pursuant to the Articles of Association.

Liang Mong Song, aged 66, Executive Director

Dr. Liang Mong Song became the Executive Director and Co-Chief Executive Officer of the Company on 16 October 2017. Dr. Liang graduated with a doctor of philosophy  degree in electrical engineering from the Department of Electrical Engineering and Computer Sciences at University of California, Berkeley. Dr. Liang has been engaged in the semiconductor industry for over 33 years. Dr. Liang held senior director position on  research and development in Taiwan Semiconductor Manufacturing Company Limited between 1992 and 2009. Dr. Liang was involved in memories and advanced logic process technology developments. Dr. Liang owns over 450 patents and has published over 350 technical papers. He is a Fellow of Institute of Electrical and Electronics Engineers (IEEE).

Dr. Liang will enter into a service contract with the Company immediately after re- elected in the AGM. Dr. Liang will hold office for a term ending on the earlier of (a) the end of three years after the date of re-election or (b) the date of the 2022 annual general meeting of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules of stock exchange. Dr. Liang is entitled to an annual  cash compensation of USD200,000, net of tax. Dr. Liang’s remuneration package was determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendation of the  compensation committee and the prevailing market conditions. The total amount of Dr. Liang’s emoluments for the year ended 31 December 2018 is US$478,000. Dr. Liang is subject to retirement by rotation at least once every three years in accordance with the Articles of Association.

As at the Latest Practicable Date, Dr. Liang does not have any interest in the Shares within the meaning of Part XV of the SFO.

Dr. Liang does not have any relationships with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

Zhou Jie, aged 51, Non-executive Director

Mr. Zhou Jie has been a Director since January 2009. Mr. Zhou is the Chairman of the Board and the secretary of CPC party committee of Haitong Securities Co., Ltd. ((listed on the Shanghai Stock Exchange under the stock code of 600837; listed on the Hong Kong Stock Exchange under the stock code of 6837) since October 2016. From February 1992 to June 1996, Mr. Zhou served in the investment banking department of Shanghai Wanguo Holdings Ltd. From June 1996 to December 2001, Mr. Zhou served, successively, as the manager of investment department, the vice general manager, and the  chairman  of  the board of directors and the general manager of Shanghai SIIC Asset Management Co., Ltd. From December 2001 to April 2003, he was the director and general manager of SIIC Medical Science and Technology (Group) Limited. From January 2002 to July 2016, he acted, successively, as the executive director and the vice executive officer, the executive

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APPENDIX I

DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

director and the executive vice president, the vice chairman and chief executive officer of Shanghai Industrial Holdings Limited (listed on the Hong Kong Stock Exchange under the stock code of 0363). From August 2004 to July 2016, he was the chief planning officer, the executive director and vice president, the executive director and executive vice president, and the president and deputy secretary of CPC committee of SIIC Shanghai (Holding) Co., Ltd. From March 2010 to May 2012, he was the chairman of the supervisory committee of Shanghai Pharmaceuticals Holding Co., Ltd. (listed on the Shanghai Stock Exchange under the stock code of 601607; listed on the Hong Kong Stock Exchange under the stock code of 2607), of which he was the chairman of the board of directors and the secretary of CPC committee from Jun 2012 to June 2013 and from May 2016 to July 2016.

Mr. Zhou has been a supervisor, the chairman of the remuneration committee of Shanghai Stock Exchange, the president of Shanghai Securities Association, and the representative of members of National Internet Finance Association of  China since 2016,  the vice chairman of Shanghai Financial Association, the president of Shanghai Association of Financial Planners, and an arbitrator of  Shanghai Arbitration Commission since 2017.  Mr. Zhou was graduated from the College of Management of Shanghai Jiao  Tong  University majoring in the management engineering with a master’s degree of engineering in February 1992.

Mr. Zhou will enter into a service contract with the Company immediately after re- elected in the AGM. He will hold office for a term ending on the earlier of (a) the end of three years after the date of re-election; or (b) the date of the 2022 annual general meeting   of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules of stock exchange. Mr. Zhou is not entitled to any emolument. Mr. Zhou is subject to retirement by rotation at least once every three years in accordance with the Articles of Association.

As at the Latest Practicable Date, Mr. Zhou is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Mr. Zhou does not have any relationships with any  directors,  senior  management, other substantial or controlling shareholders of the Company.

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APPENDIX I

DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Ren Kai, aged 47, Non-executive Director

Mr. Ren Kai, became a Director of the Company on 11 August 2015. He received a bachelor degree in industry and international trade from Harbin Engineering University. Since September 2014, Mr. Ren has been serving as the Vice President of Sino IC Capital. From October 2007 to August 2014, he had served as the Director of the Review Board 4 of the Review Bureau 2 of China Development Bank. From October 2004 to December 2007, Mr. Ren served as a Deputy Director of each of the Review Board 3 and the Review Board 4 of the Review Bureau 2 of China Development Bank. From July 1995 to October 2004, Mr. Ren had worked in the Electromechanical Textile Credit Bureau, Chengdu representative office, the Review Bureau 4, the Review Bureau 3 and the Review Bureau 2 of China Development Bank. Mr. Ren has been engaged in loan review programs and investment operations in the fields of equipment and electronics; he is familiar with industrial policies and has in-depth understanding in integrated circuit and related industries. Mr. Ren had gained extensive experience in investment management while he was working in the Review Board 2 of China Development Bank as he led the team to complete the review of hundreds of major projects with annual review commitments of over RMB100 billion and accumulative review commitments of over RMB30 billion  in  the  field  of  integrated circuit. Mr. Ren is also the director of SJ Semiconductor (Jiangyin) Corporation.

Mr. Ren will enter into a service contract with the Company immediately after re- elected in the AGM. He will hold office for a term ending on the earlier of (a) the end of  three years after the date of re-election; or (b) the date of the 2022 annual general meeting   of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules of stock exchange. Mr. Ren is currently entitled to an annual cash salary of US$50,000 (including US$5,000 for serving as a member of the Strategic Advisory Committee of the Company), his compensation package was determined by the Board in accordance with the Company’s Policy on Directors and Senior  Management Remuneration and with reference to the recommendation  of  the  Compensation Committee and the prevailing market conditions. The total amount of Mr. Ren’s emoluments (including salary and bonus) for the year ended 31 December 2018 is US$65,000. Mr. Ren is subject to retirement by rotation at least once every three years in accordance with the Articles of Association.

As at the Latest Practicable Date, Mr. Ren is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Save for the fact that Mr. Ren is the Vice President of Sino IC Capital, Mr. Ren does  not have any relationships with any directors, senior management, other substantial or controlling shareholders of the Company.

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APPENDIX I

DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Chiang Shang-Yi, aged 72, Independent Non-Executive Director

Dr. Chiang Shang-Yi became a Director of the Company on 20 December 2016. During Dr. Chiang’s 40- year career in the semiconductor industry, he has contributed to the research and development of CMOS, NMOS, Bipolar, DMOS, SOS, SOI, GaAs  lasers,  LED, E-Beam lithography and silicon solar cells. At TSMC, Dr. Chiang led TSMC R&D team set milestones in semiconductor technology in the  0.25μm,  0.18μm,  0.15μm,  0.13μm, 90nm, 65nm, 40nm, 28nm, 20nm and 16nm FinFET generations, transformed TSMC from a technology follower to a technology leader. He worked at Texas Instruments and Hewlett-Packard after completing his study. Then, he returned to Taiwan in 1997 to serve as TSMC’s Vice President of Research and Development. He was Co-Chief Operating Officer when he retired at the end of 2013. After that, Dr. Chiang served two more years as the Adviser to Chairman at TSMC.

Dr. Chiang’s achievements have won many awards and honours. In 2001, he  was chosen as one of the 50 ‘‘Stars of Asia’’ by Businessweek Magazine. This award recognizes the outstanding performance of TSMC’s R&D team under his leadership, his vision and his determination. He was made a Life Fellow of the Institute of Electrical and Electronics Engineers (IEEE) in 2002. He received ERSO Award and was honoured as National Taiwan University Distinguished Alumni in 2013. He won IEEE Ernst Weber Managerial  Leadership Award and was elected ITRI (Industrial Technology Research  Institute)  Laureate by the Taiwan Government in 2015.

Dr. Chiang has devoted his career to advancing the semiconductor technology and developing the semiconductor industry, and is a pioneer in making digital technology commonplace in our society.

Dr. Chiang earned his Bachelor of Science degree from National Taiwan University in 1968, his Master of Science degree from Princeton University in 1970 and his Doctorate from Stanford University in 1974, all in Electrical Engineering.

Dr. Chiang will enter into a service contract with the Company immediately after re- elected in the AGM. He will hold office for a term ending on the earlier of (a) the end of three years after the date of re-election; or (b) the date of the 2022 annual general meeting   of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules of stock exchange.

Dr. Chiang is currently entitled to (i) an annual cash salary of US$50,000 (including US$5,000 for serving as a member of the Compensation Committee of the Company), and

(ii) equity awards, which shall be additional granted every year to subscribe for 62,500 Common Shares of the Company and 62,500 restricted share units to be granted in accordance with his service contract with the Company. Dr.  Chiang’s  compensation package was determined by the Board in accordance with the Company’s Policy on  Directors and Senior Management Remuneration and with reference  to  the  recommendation of the Compensation Committee and the  prevailing  market  conditions. The  total amount of  Dr.  Chiang’s emoluments for  the  year  ended 31  December 2018 was

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APPENDIX I

DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

US$165,000 comprising (i) salaries and bonus of US$65,000 and (ii) share-based compensation of US$100,000. Dr. Chiang is subject to  retirement  by  rotation  at  least  once every three years in accordance with the Articles of Association.

As at the Latest Practicable Date, Dr. Chiang was interested in (i) the share options of the Company exercisable into 187,500 Common Shares granted to him by the Company pursuant to the 2014 Stock Option Plan; and (ii) 187,500 Restrictive Share Units (‘‘RSUs’’) granted to him by the Company pursuant to the 2014 Equity Incentive Plan within the meaning of Part XV of the SFO.

Dr. Chiang does not have any relationships with any directors, senior management, other substantial or controlling shareholders of the Company.

Cong Jingsheng Jason, aged 56, Independent Non-Executive Director

Dr. Cong Jingsheng Jason became a Director on 14 February 2017. Dr. Cong received his B.S. degree in computer science from Peking University in 1985, his M.S. and Ph. D. degrees in computer science from the University of Illinois at Urbana-Champaign in 1987 and 1990, respectively. He is currently serving as a Distinguished Chancellor’s Professor at the Computer Science Department of University of California, Los Angeles, the Director of Center for Domain-Specific Computing, and the Director of VLSI Architecture, Synthesis and Technology (VAST) Laboratory. He served as the chair of the  UCLA  Computer  Science Department from 2005 to 2008. He is a co-director of the Peking University-UCLA Joint Research Institute since 2009 and also a distinguished visiting professor at Peking University. Dr. Cong is a Co-founder and the Chief Scientific Advisor of Falcon Computing Solutions Inc., and currently he is serving as its Chairman of Board of Directors. He is currently also a director of Inspirit, Inc. Dr. Cong’s research interests include electronic design automation and energy-efficient computing. He has published over 400 research papers in these areas. He received 12 Best Paper Awards and three 10-Year Retrospective Most Influential Paper Awards. He received the 2011 ACM/IEEE A. Richard Newton Technical Impact Award in Electric Design Automation ‘‘for pioneering work  on  technology mapping for FPGA that has made significant impact on the FPGA research community and industry’’. He was elected IEEE Fellow in 2000 and ACM Fellow in 2008. He received the 2010 IEEE Circuits and System (CAS) Society Technical Achievement Award and the 2016 IEEE Computer Society Technical Achievement Award. Dr. Cong was elected as a member of the US National Academy of Engineering in 2017.

Dr. Cong will enter into a service contract with the Company immediately after re- elected in the AGM. He will hold office for a term ending on the earlier of (a) the end of three years after the date of re-election; or (b) the date of the 2022 annual general meeting   of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules of stock exchange.

Dr. Cong is currently entitled to (i) an annual cash salary of US$45,000, and (ii) equity awards, which shall be additional granted every year to subscribe for 62,500 Common  Shares of the Company and 62,500 restricted share units to be granted in accordance with  his service contract with the Company. Dr. Cong’s compensation package was determined

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APPENDIX I

DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

by the Board in accordance with the Company’s Policy on Directors and Senior  Management Remuneration and with reference to the recommendation  of  the  Compensation Committee and the prevailing market conditions. The total amount of Dr. Cong’s emoluments for the year ended 31 December 2018 was US$177,000 comprising (i) salaries and bonus of US$58,000 and (ii) share-based compensation of US$119,000. Dr. Cong is subject to retirement by rotation at least once every three years in accordance with the Articles of Association.

As at the Latest Practicable Date, Dr. Cong was interested in (i) 61,875 Common Shares; (ii) the share options of the Company exercisable into 187,500 Common Shares granted to him by the Company pursuant to the 2014 Stock Option Plan; and (iii) 125,625 RSUs granted to him by  the Company pursuant to  the 2014 Equity Incentive Plan within  the meaning of Part XV of the SFO.

Dr. Cong does not have any relationships with any  directors,  senior  management, other substantial or controlling shareholders of the Company.

Lau Lawrence Juen-Yee, aged 74, Independent Non-Executive Director

Professor Lau Lawrence Juen-Yee, became a Director of the Company on 22 June 2018, he received his B.S. degree (with Great Distinction) in Physics from Stanford University in 1964 and his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, upon his retirement from Stanford University in 2006. From 2004 to 2010, Professor Lau served as Vice-Chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, he served as Chairman of CIC  International (Hong Kong) Co., Limited. Since 2007, Professor Lau has also been serving   as the Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong.

Professor Lau was a member of the 11th and 12th National Committees of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Economics. In addition, he currently serves as a Vice-Chairman of the China Center for International Economic Exchanges, a Vice-President of the China Science Center of the International Eurasian Academy of Sciences, an Adviser to the  National  Bureau  of Statistics of the People’s Republic of China, a member of the  International  Advisory Council of the China Development Bank and Chairman of the Board of Directors of The Chinese University of Hong Kong (Shenzhen) Finance Institute. In addition, he also serves  as a member of the Exchange Fund Advisory Committee of  Hong Kong and the Chairman  of its Governance Sub-Committee, a member of the Hong Kong  Trade  Development Council (HKTDC) Belt and Road Committee, a Vice-Chairman of Our Hong Kong

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APPENDIX I

DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Foundation, a Member and Chairman of the Prize Recommendation Committee, LUI Che Woo Prize Company, as well as a member of the Board of Directors of the Chiang Ching- kuo Foundation for International Scholarly Exchange, Taipei. He also serves as an Independent Non-executive Director of AIA Group Limited (stock code: 04457), CNOOC Limited (stock code: 00883), and Hysan Development Company Limited (stock code: 00014), all listed on the Hong Kong Stock Exchange, and an Independent Non-executive Director of Far EasTone Telecommunications Company Limited (Taiwan  stock  code:  4904) listed on the Taiwan Stock Exchange.

Professor Lau will enter into a service contract with the Company immediately after re- elected in the AGM. He will hold office for a term ending on the earlier of (a) the end of three years after the date of re-election; or (b) the date of the 2022 annual general meeting   of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules of stock exchange.

Professor Lau is currently entitled to (i) an annual cash salary of US$60,000 (including US$5,000 for serving as a member of the Compensation Committee, US$5,000 for serving  as a member of Nomination Committee, and US$5,000 for severing as a  member  of Strategic Advisory Committee of the Company), and (ii) equity awards, which shall be additional granted every year to subscribe for 62,500 Common Shares of the Company and 62,500 restricted share units to be granted in accordance with his service contract with the Company. Professor Lau’s compensation package was determined by the Board in accordance with the Company’s Policy on Directors and  Senior  Management  Remuneration and with reference to  the  recommendation  of  the  Compensation  Committee and the prevailing market conditions. The total amount of Professor Lau’s emoluments for the year ended 31 December 2018 was US$142,000 comprising (i) salaries and bonus of US$32,000 and (ii) share-based compensation of US$110,000. Professor Lau   is subject to retirement by rotation at least once every three years in accordance with the Articles of Association.

As at the Latest Practicable Date, Professor Lau was interested in (i) the share options  of the Company exercisable into 187,500 Common Shares granted to him by the Company pursuant to the 2014 Stock Option Plan; and (ii) 187,500 RSUs granted to him by the Company pursuant to the 2014 Equity Incentive Plan within the meaning of Part XV of the SFO.

Professor Lau does not have any relationships with any directors, senior management, other substantial or controlling shareholders of the Company.

Fan Ren Da Anthony, aged 59, Independent Non-Executive Director

Mr. Fan Ren Da Anthony, became a  Director of the Company on 22 June 2018. Mr.  Fan holds a Master’s Degree in Business Administration from the United  States  of  America. He is the chairman and managing director of AsiaLink Capital Limited. He is also an independent non-executive director of CITIC Resources Holdings Limited (Stock Code: 1205), Uni-President China Holdings Ltd. (Stock Code: 220), Raymond Industrial Limited (Stock Code: 229), Shanghai Industrial Urban Development Group Limited (Stock Code:

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APPENDIX I

DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

563), China Development Bank International Investment Limited (Stock Code: 1062), Technovator International Limited (Stock Code: 1206), Renhe Commercial Holdings Company Limited (Stock Code: 1387), Neo-Neon Holdings Limited (Stock Code: 1868), Hong Kong Resources Holdings Company Limited (Stock Code: 2882) and  Tenfu  (Cayman) Holdings Company Limited (Stock Code:  6868), all  listed on  the Main Board   of the Stock Exchange. Mr. Fan is the President of The Hong Kong Independent Non- Executive Director Association, and held senior positions with various international  financial institutions.

Mr. Fan will enter into a service contract with the Company immediately after re- elected in the AGM. He will hold office for a term ending on the earlier of (a) the end of three years after the date of re-election; or (b) the date of the 2022 annual general meeting   of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules of stock exchange.

Mr. Fan is currently entitled to (i) an annual cash compensation of US$65,000 (including US$15,000 for serving as the Chairman of Audit Committee and US$5,000a member of the Nomination Committee of the Company), and (ii) equity awards, which shall be additional granted every year to subscribe for 62,500 Common Shares of the Company and 62,500 restricted share units to be granted in accordance with his service contract with the Company. Mr. Fan’s compensation package was determined by the Board in accordance with the Company’s Policy on Directors and Senior Management Remuneration and with reference to the recommendation of the Compensation Committee and  the  prevailing  market conditions. The total amount of Mr. Fan’s emoluments for the year ended 31 December 2018 was US$144,000 comprising (i) salaries and bonus of US$34,000 and (ii) share-based compensation of US$110,000. Mr. Fan is subject to retirement by rotation at least once every three years in accordance with the Articles of Association.

As at the Latest Practicable Date, Mr. Fan was interested in (i) the share options of the Company exercisable into 187,500 Common Shares granted to him by the Company  pursuant to the 2014 Stock Option Plan; and (ii) 187,500 RSUs granted to him by the Company pursuant to the 2014 Equity Incentive Plan within the meaning of Part XV of the SFO.

Mr. Fan does not have any relationships with any directors, senior management, other substantial or controlling shareholders of the Company.

Save as disclosed herein, no Director holds any position with the Company or  any  other member of the Group, nor has any directorships in other listed companies in the past three years and there is no other  matter relating to  any of  the  abovementioned Directors that needs to be brought to the attention of the Shareholders and there is no  other  information relating to the abovementioned Directors which is required to be disclosed pursuant to any of the requirements of rule 13.51(2) of the Listing Rules.

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APPENDIX II

EXPLANATORY STATEMENT ON REPURCHASE MANDATE

This is an explanatory statement given to all Shareholders relating to resolution no. 5 on the notice of AGM at  pages 20 to 25 of this circular (the ‘‘Resolution’’) to be considered, and     if thought fit, passed by the Shareholders at the AGM authorizing the Repurchase Mandate.

LISTING RULES RELATING TO REPURCHASE OF SHARES

This explanatory statement contains the information required by the Listing Rules, which provide that all repurchases of its own shares by a  company with its primary listing  on the Stock Exchange must be approved by shareholders in advance by an ordinary resolution, either by way of a general mandate to its directors to make such repurchases or  by specific approval in relation to specific transactions and that the shares  to  be  repurchased must be fully paid up.

SHARE CAPITAL

It is proposed that the Repurchase Mandate will authorize the repurchase by the Company of up to 10% of the Shares in issue as at the date of passing the Resolution. As at the Latest Practicable Date, the authorized share capital of the Company is US$42,000,000 consisting of 10,000,000,000 Common Shares, each with a par value of US$0.004 and 500,000,000 Preferred Shares, each with a par value of US$0.004; and the issued share capital of the Company is approximately US$20,200,172 comprising 5,050,042,891 Common Shares in issue. Subject to the passing of the Resolution at the AGM and on        the basis that no new Common Shares will be issued or repurchased up to the date  of  passing the Resolution, the Company would be  authorized under the Repurchase Mandate  to repurchase a maximum of 505,004,289 Shares (being 10% of the Shares in issue) during the period in which the Repurchase Mandate remains in force.

REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and the  Shareholders to have a general authority from the Shareholders to enable the Directors to repurchase Shares on the market. Such repurchases may, depending on market conditions  and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings (in each case on a per Share basis) and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders.

FUNDING FOR REPURCHASE

Any repurchase of securities of the Company would be made out of funds legally available for such purpose in accordance with the Articles of Association, the applicable  laws and regulations of the Cayman Islands and the Listing Rules. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

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APPENDIX II

EXPLANATORY STATEMENT ON REPURCHASE MANDATE

GENERAL

There might be a material adverse impact on the working capital or gearing position of the Company as disclosed in the audited financial statements of the Company for the year ended 31 December 2018 in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, has any present intention, in the event  that  the  Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company.

No connected person of the Company has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to  do  so, in  the event that  the Repurchase Mandate is approved by the Shareholders.

UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws and regulations of the Cayman Islands.

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APPENDIX II

EXPLANATORY STATEMENT ON REPURCHASE MANDATE

SHARE PRICES

During each of the twelve months preceding the Latest Practicable Date, the highest  and lowest prices at which the Shares have been traded on the Stock Exchange were as follows:

	Highest (HK$)	Lowest (HK$)
2018 April	$10.72	$9.49
May	$10.78	$9.98
June	$11.48	$9.90
July	$10.18	$9.27
August	$9.86	$8.51
September	$9.13	$8.35
October	$8.41	$5.99
November	$7.27	$6.34
December	$7.62	$6.76
2019 January	$7.41	$6.31
February	$8.48	$7.36
March	$8.50	$7.67
April	$8.39	$7.78
May (up to the Latest Practicable Date)	$9.12	$8.00

EFFECT OF THE TAKEOVERS CODE

If on exercise of the powers of repurchase pursuant to the Repurchase Mandate, the proportionate interest in the voting rights of the Company of a Shareholder increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of the Shareholders’ interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, according to the register kept by the Company pursuant to section 336 of the SFO, (i) Datang Telecom Technology & Industry Holdings Co., Ltd. (‘‘Datang Telecom’’), a substantial shareholder of the Company, was interested in981,641,530 Common Shares, representing approximately 19.44% of the issued share capital of the Company; (ii) China Integrated Circuit Industry Investment Fund (‘‘China IC Fund’’), a substantial shareholder of the Company, was interested in 980,233,304 Common Shares, representing approximately 19.41% of the issued share capital of the Company; (iii) Tsinghua University was interested in 374,665,110 Common Shares, in long  position through Tsinghua Unigroup Co., Ltd. (a 51% indirectly held subsidiary of Tsinghua

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APPENDIX II

EXPLANATORY STATEMENT ON REPURCHASE MANDATE

University and a 49% indirectly held subsidiary of Zhao Weiguo) and another corporation controlled by it, representing approximately 7.42% of the issued share capital of the Company.

Based on such interests and assuming that no further Shares are issued or repurchased prior to the date of the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase  Mandate,  the  interests of Datang Telecom, China IC Fund, Tsinghua University will be increased to 21.60%, 21.57% and 8.24% of the issued share capital of the Company, respectively. In this regard, as at the Latest Practicable Date, the Directors are not aware of the consequences of any increase in the voting rights of any existing Shareholder resulting from an exercise in  full by the Directors of the power to repurchase securities of the Company under the proposed Repurchase Mandate that will result in such person becoming obliged to make a mandatory offer under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, approximately 59.76% of the issued share capital of the Company was held in public hands. Based on such percentage of shareholding and assuming that no further Shares are issued or repurchased prior to the date of the AGM and  in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, approximately 48.57% of the issued share capital of the Company will be held in public hands. The Directors have no present intention to exercise the proposed Repurchase Mandate to such extent as will result in less than 25% of the issued share capital of the Company held in public hands.

SHARE PURCHASE MADE BY THE COMPANY

No purchase of Shares has been made by the Company on the Stock Exchange or otherwise in the six months immediately preceding the Latest Practicable Date.

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NOTICE OF ANNUAL GENERAL MEETING

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (‘‘AGM’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) will be held on 21 June 2019 at 5 Floor SO1 Building,18 Zhangjiang Road, Pu Dong New Area, Shanghai, People’s Republic of China at 1 : 30 p.m. for the purpose of transacting the following businesses:

ORDINARY BUSINESSES

1.

To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (‘‘Director(s)’’) and the auditors of the Company for the year ended 31 December 2018.

2.	(a)To re-elect Dr. Liang Mong Song as an executive Director.

(b)	To re-elect Mr. Zhou Jie as a non-executive Director.

(c)	To re-elect Mr. Ren Kai as a non-executive Director.

(d)	To re-elect Dr. Chiang Shang-Yi as an independent non- executive Director.

(e)	To re-elect Dr. Cong Jingsheng Jason as an independent non-executive Director.

(f)	To re-elect Professor Lau Lawrence Juen-Yee as an independent non- executive Director.

(g)	To re-elect Fan Ren Da Anthony as an independent non-executive Director

(h)	To authorize the board of Directors (the ‘‘Board’’) to fix their remuneration.

3.

To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorise the audit committee of the Board to fix their remuneration.

*	for identification purposes only

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NOTICE OF ANNUAL GENERAL MEETING

SPECIAL BUSINESSES

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

4.	‘‘THAT:

(A)

subject to paragraph (B) below, the exercise by the Board during  the  Relevant Period (as defined below) of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares (as defined below) and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B)

the aggregate number of shares allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally  to  be  allotted, issued, granted, distributed or otherwise dealt with  (whether pursuant to  an  option, conversion or  otherwise) by  the Board pursuant to  the approval in paragraph (A) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined below); or

(ii)

any option scheme or similar arrangement for the time being adopted for the grant or issue to the Directors and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Company’s

(i)2004 Stock Option Plan, 2004 Employee Stock Purchase Plan and 2004 Equity Incentive Plan; and (ii) 2014 Stock Option Plan, 2014 Employee Stock Purchase Plan and 2014 Equity Incentive Plan adopted by the Company at the annual general meeting of the Company held on 13 June 2013; or

(iii)	the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv)

any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to  the articles of association of the Company (the ‘‘Articles of Association’’) from time to time, shall not exceed the aggregate of:

(a)	twenty per cent. of the number of issued shares of the Company as at the date of passing this Resolution 4 (the ‘‘Issue Mandate Limit’’); and

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NOTICE OF ANNUAL GENERAL MEETING

(b)

(if the Board is so authorized by a separate resolution of the shareholders of the Company) the aggregate number of  shares of  the Company purchased by the Company subsequent to the passing of this Resolution 4 (up to a maximum equivalent to ten per cent. of the number of issued shares of the Company as at the date  of passing this Resolution 4), and the said approval shall be limited accordingly;

(C)

for the purposes of calculating the number of Shares that may be  issued  under the Issue Mandate Limit, the number of new Shares allotted and issued upon the exercise of any right to subscribe for or purchase Shares attached to any Shares (‘‘Convertible Shares’’) issued pursuant to this resolution shall, to the extent of the amount of the aggregate number of such new Shares to be issued that is equal to the aggregate number of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares, be disregarded;

(D)	for the purpose of this Resolution 4 :

(i)	‘‘Relevant Period’’ means the period from (and including) the date of passing this Resolution 4 until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by law to be held; or

(c)	the revocation or variation of the authority given under this Resolution 4 by an ordinary resolution of the shareholders of the Company in a general meeting;

(ii)

‘‘Rights Issue’’ means an offer of Shares open for a period fixed by the Board to holders of Shares on the register of members (and, if appropriate, to the holders of warrants  and  other  securities  which  carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the  Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company);

(iii)	‘‘Common Shares’’ means the common shares of par value U$0.004 each in the capital of the Company;

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NOTICE OF ANNUAL GENERAL MEETING

(iv)	‘‘Preferred Shares’’ means the preferred shares of par value of US$0.004 each in capital of the Company; and

(v)

‘‘Shares’’ means shares of all classes in the capital of the Company (including but not limited to Common Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe for or purchase shares in the Company.’’

5.	‘‘THAT:

(A)

subject to paragraph (B) below, the exercise by the Board during  the  Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Hong Kong Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Buy-backs and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally approved;

(B)

the aggregate number of Shares which may be purchased or agreed conditionally or unconditionally to  be  purchased pursuant to  the  approval  in paragraph (A) above shall not exceed ten per cent. of the number of issued shares of the Company as at the date of passing of this Resolution 5, and the said approval shall be limited accordingly; and

(C)	for the purpose of this Resolution 5 :

(i)	‘‘Relevant Period’’ means the period from (and including) the passing of this Resolution 5 until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

(c)	the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in a general meeting; and

(ii)

‘‘Shares’’ means shares of all classes in the capital of the Company (including but not limited to common shares of par value US$0.004 each in the capital of the Company and preferred shares of par  value US$0.004 each in the capital of the Company).’’

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NOTICE OF ANNUAL GENERAL MEETING

6.

‘‘THAT, conditional on the passing of Resolutions 4 and 5, the exercise by the Board of the powers referred to in paragraph (A) of Resolution 4 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 4, be and is hereby approved and authorized.’’

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 22 May 2019

Principal place of business:

18 Zhangjiang Road Pu Dong New Area Shanghai 201203

People’s Republic of China

Registered office:

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman, KY1-1111 Cayman Islands

As at the date of this notice, the Directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

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NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.

A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.

To be valid, a form of proxy must be delivered to the Company’s branch  share  registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48   hours before the meeting or adjourned meeting (or 24 hours before a poll  is  taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or  other authority  relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be  so delivered. Completion and return of a   form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.

The register of members of the Company will be closed from Tuesday, 18 June 2019 to Friday, 21 June 2019 (both days inclusive), during which period no transfer of shares in the Company will be registered. In order to qualify for attending and voting at  the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4 : 30 p.m. on Monday, 17 June 2019. All  persons who are registered holders of the Company’s shares on 21 June 2019, the  record date for the AGM, will be entitled to attend and vote at the AGM.

4.	Shareholders are advised to read the circular of the Company dated 22 May 2019 which contains information concerning the resolutions to be proposed at the AGM.

5.	The voting at the AGM will be taken by a poll.

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